June 26, 2013

FOIA CONFIDENTIAL TREATMENT REQUESTED

This letter omits confidential information included in the unredacted version of the letter that was delivered to the Staff.  Redacted information is reflected with an “*”.

BY EDGAR AND

OVERNIGHT DELIVERY

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             JTH Holding, Inc

Form 10-K for the Fiscal Year Ended April 30, 2012

Filed July 9, 2012

Form 10-Q for the Quarterly Period Ended January 31, 2013

File No. 1-35588

Dear Mr. Spirgel:

On behalf of JTH Holding, Inc. (the “Company”), I set forth below the response of the Company to the Staff’s comments provided orally by telephone on June 12 and June 24, 2013.  Those telephone calls took place to follow up on your earlier comment letter dated May 10, 2013, to which we had responded on May 22, 2013. For ease of reference, the responses of the Company are numbered in accordance with the comments presented, and the comments themselves are reproduced below.

1716 Corporate Landing Parkway • Virginia Beach, VA 23454

(800) 790-3863 • (757) 493-8855 • (800) 880-6432 • email: office@libtax.com

Confidential Treatment Requested by JTH Holding, Inc.	JTH001

Because of the commercially sensitive nature of certain information contained in this letter, this submission is accompanied by a request for confidential treatment for a portion of this letter, including Exhibit 1 hereto. We have filed a separate letter with the Office of Freedom of Information and Privacy Act Operations (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the SEC’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”). For the Staff’s reference, we have enclosed with the unredacted version of this letter a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (this “Letter”) and (b) the accompanying Request (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information Act, the Privacy Act or otherwise so that the undersigned may substantiate the Request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Letter also has been clearly marked with the legend “Confidential Treatment Requested by JTH Holding, Inc.” and each page is marked for the record with the identifying numbers and code “JTH001” through “JTH012.”

1.                                      Please explain why the Company’s past practice of cancelling certain notes receivable related to terminated territories is consistent with the Company’s determination that the conditions for substantial performance under ASC 952-605-25-2(a) have been satisfied.

In this response, subsection (a) describes the basis upon which the Company has determined that it satisfied the substantial performance requirement, particularly with respect to the fiscal year ended April 30, 2012.  Subsection (b) contains portions of our revenue recognition policies applicable to the analysis in the response to this comment.

a.              Cancelled Notes and Substantial Performance Test.

Our May 22, 2013 response letter included a table that broke our notes cancelled into 3 groups.  The Repossession line/group includes both territories in which an office was never opened by the franchisee and territories opened by the franchisee where the Company decided that the office would not be kept open upon repossession.  That line for 2012 totaled $4.1 million of notes cancelled and was comprised of 119 territories.  The breakdown is as follows:

Confidential Treatment Requested by JTH Holding, Inc.	JTH002

•                                          Never opened - * territories and $* of notes cancelled

•                                          Opened at some point but not kept open — * territories and $* of notes cancelled

Subsection (b) below includes excerpts from our revenue recognition policies regarding the appropriateness of franchise fee revenue recognition.  We evaluate each individual franchise sale transaction based upon the criteria of ASC 952-605-25-2.  The Company has concluded that the requirement under paragraph (a) of ASC 952-605-25-2 to assess any remaining obligation, or intent to refund an individual franchise sale, must be made on the basis of each individual sale transaction at the time of sale. As to each franchise sold, the Company does not recognize revenue unless it has determined with respect to that sale that it has substantially performed its obligations as franchisor and has no intent to refund cash or forgive any debt associated with the sale.  We firmly believe that on an individual franchise-by-franchise sale transaction basis, our franchise sales recognized in revenue have met the conditions for substantial performance in ASC 952-605-25-2(a).

The Company does not enter into a franchise sale transaction with the belief that the franchisee will fail and the territory be repossessed.   We conduct a rigorous screening process in evaluating potential franchisees and enter into a franchise sale transaction only when we have concluded that the franchisee is likely to be successful in our system.*

Even though the substantial performance requirement has been met at an individual territory level for each sale as to which we have recognized revenue (we do not recognize revenue when these criteria are not met, which sometimes occurs), we have concluded that it is entirely appropriate to defer the revenue associated with reasonably estimated termination related concessions.   Our basis for this conclusion is that we have a sufficient history of homogeneous transactions with the same characteristics from which to estimate contract cancellations reliably and satisfy all the criteria in Question 7 of SAB 101.

Another way to look at this issue of reconciling substantial performance with our history of cancelling a percentage of the remaining amounts owed to us at termination of a franchisee relationship is to take a macro view of our franchise sales in any given year.   We do not know at the time of each franchise sale the identity of any franchisee that we will ultimately terminate and as to which we will cancel the franchisee’s remaining notes; however, we have sufficient history of homogeneous transactions with the same characteristics from which to estimate these note cancellations reliably and satisfy all the criteria in Question 7 of SAB 101.

Confidential Treatment Requested by JTH Holding, Inc.	JTH003

We have concluded that this process of deferring revenue in aggregate on the proportion of our franchise sales that history has shown will result in note cancellation upon termination is appropriate. Once that proportion of our sales has been deferred, the substantial performance test clearly requires recognition of the balance of the franchise sales revenue.

The following information is intended to furnish insight into how we track these historical charge-offs to refunds.  Our journal entries to record the repossessions generally include credits to notes, accounts and interest receivables and debits to deferred revenue, due to area developer (for their portion of notes, accounts receivable and interest being cancelled) and charge-offs to the allowance for interest receivable, and allowance accounts for bad debts and refunds.

The journal entries related to repossessions result in total charge-offs to our allowance accounts of $4.4 million of the total $5.6 million of charge-offs in 2012; the remaining $1.2 million of charge-offs relate to the “acquisitions” group that is discussed in detail in our response to comment 5 below.   Of the $4.4 million charged off, $1.2 million was charged to the allowance for refunds and the remaining $3.2 million was charged to the allowance for bad debts.   At termination, on a territory-by-territory basis, a determination is made regarding the allocation of any resulting charge-off between our allowance for refunds and our allowance for bad debts.  Regardless of the debt composition at time of termination, our practice is to apply the charge-off first to the allowance for refunds in an amount up to the original franchise fee recognized, and any remaining charge-off goes to the allowance for bad debts.

Historical charge-offs to the allowance for refunds are spread back to the year the franchise fee was initially recognized.  See Exhibit 1 for a summary schedule of refunds as a percentage of franchise revenue.  This schedule allows us to review the subsequent charge-offs for refunds as a percentage of the revenue recorded in a particular year.  This schedule is the basis for our estimate that the allowance for refunds should currently be established at *% of the franchise fee revenue recognized.

b.              Excerpts from the Company’s Revenue Recognition Policies.

Per ASC 952-605-25-2:

“Franchise fee revenue from an individual franchise sale shall be recognized, with an appropriate provision for estimated uncollectible amounts, when all material services or conditions relating to the sale have been substantially performed or satisfied by the franchisor.

Substantial performance for the franchisor means that all of the following conditions have been met:

(a)                                 The franchisor has no remaining obligation or intent - by agreement, trade practice, or law - to refund any cash received or forgive any unpaid notes or receivables.

(b)                                 Substantially all of the initial services of the franchisor required by the franchise agreement have been performed.

Confidential Treatment Requested by JTH Holding, Inc.	JTH004

(c)                                  No other material conditions or obligations related to the determination of substantial performance exist.”

Liberty Tax Service:

The Company evaluates each individual franchise sale based on the above literature.

The Company’s policies with regard to the above are as follows:

The Company has no legal obligation to refund cash or forgive unpaid receivables if the franchisee wishes to terminate the agreement.  Our standard franchise agreement explicitly states that if the franchisee decides to terminate the agreement, the termination does not relieve the franchisee of any obligation to the Company.

At the time the Company enters into the franchise agreement with the franchisee, the Company has no intent or requirement to forgive unpaid note balances. The Company believes that the requirement under paragraph (a) to assess any remaining obligation or intent to refund an individual franchise sale is to be made on a territory-by-territory basis at the time of initial sale. As to each franchise sold, the Company does not recognize revenue unless it has determined with respect to that sale that it has no intent to forgive the associated debt. We have extensive sales processes that entail an introductory discovery day at which time various members of the Company’s Operating Committee meet the interested candidates. After the discovery day, the candidates continue to work with their sales rep and complete an application for a territory purchase. If financing is necessary for the franchise purchase, a credit report is run on the individuals. The CEO of the Company meets individually with all applicants who are requesting any financing and is the only Company representative authorized to approve initial franchise financing. All applicants are then required to attend and pass Effective Operations Training (EOT) before they can purchase their territory. Based on the Company’s interpretation of ASC 952-605-25-2, as well as the guidance in ASC 952-605-25-9 whereby the contractual option or even the business practice of repurchasing certain failed territories should not affect revenue recognition, because the recognition decision must be made as to the individual territory sale, the Company’s accounting for franchise sales is consistent with and indeed required by the applicable accounting requirements. The Company never intends to forgive unpaid note balances at the inception of the franchise sale and does not expect that the franchisee is going to fail and ultimately be repossessed.  As such, it is not probable that the Company will reacquire the territory. Therefore, this aspect of substantial performance has been satisfied and revenue recognition has occurred.

The Company has, however, in some instances forgiven the unpaid note balance when the Company terminates its relationship with a franchisee *  The Company has concluded these transactions do not alter the determination of intent at the inception of the sale, and therefore do not represent an intent to forgive unpaid notes or receivables as a trade practice applicable within the meaning of 952-605-25-2(a).

Confidential Treatment Requested by JTH Holding, Inc.	JTH005

In order to reflect the impact of these historical refunds, the Company records a deferral of the associated revenue through the provision for refunds that may be ultimately forgiven as a business concession in a franchise termination.

The Company’s policies are also in accordance with ASC 952-605-25-2(b) and (c). As to each franchise sold, the Company does not recognize revenue unless it has determined with respect to that sale that substantially all services and obligations have been performed, and that there are no remaining material conditions. The initial services provided by the Company are significant and are all provided by the conclusion of EOT, which is required for all new franchisees.  Training provides an overview and hands on experience with the “Liberty Tax” business system. The franchisee is given computer access to the “system” in addition to operating manuals. During training the franchisee is exposed to the planning tools available — financial budgeting, specific guerilla marketing plan generator, planning and running a successful tax school, obtaining the IRS authorization to be an electronic tax return filer,  and learning how to pick the best site, etc. Additionally, once the franchisee completes EOT and signs the franchise agreement, the franchisee begins working with an area developer to implement the “Liberty system” in the franchise territory. Once EOT is complete, the Company’s initial services per the Franchise Agreement are substantially complete, at which point revenue is ready to be recognized pending receipt of the signed franchise agreement and the franchisee’s payment of at least 20% of the franchise fee. For franchisees that finance any portion of their territory purchase other than the initial 20% financial commitment, the promissory note for the balance is by definition due in installments. The Company determines a reasonable basis for estimating collectibility of these notes and, as such, per ASC 952-605-25-7, the deferral of revenue recognition until the installment payments are received is inappropriate.

2.                                      Please address how you have considered the physical opening of a franchisee’s tax office in determining whether revenue attributable to the associated franchise sale should be recognized for the purpose of ASC 952-605-25-2(b).

Again, our response to this comment is divided into a discussion component and an excerpt from our revenue recognition policies.

a.              Substantial performance and franchisee operations.

Subsection (b) below addresses this issue in detail.  In summary, because our franchise agreement requires us to perform certain significant initial services, the completion of those services, rather than the physical opening of an office, governs the achievement of substantial performance.  These services are substantially completed by the conclusion of our 5 day

Confidential Treatment Requested by JTH Holding, Inc.	JTH006

Effective Operations Training (“EOT”) class that all new franchisees are required to complete/pass.  Not only does this class provide them with the access into the “Liberty System” — both electronically and in manual form — it provides hands-on training of the various modules of the system.  Once the franchisee completes the class and signs the franchise agreement, the franchisee begins operating the Liberty Tax business in the franchise market, and in many cases these operations precede the physical opening of the seasonal tax office.  Although the revenue-generating portion of the year is generally limited to January through April, there are significant portions of system that must be addressed in the off season: “the planting” season, as we call it.  These include planning and running successful tax schools, building brand awareness through marketing activities (seminars, business-to-business marketing, etc.), and locating and retaining seasonal employees, to name a few.  It is equally important for a new franchisee to complete these planting season tasks as it is for an existing office owner.  These tasks are discussed/reviewed in detail as part of EOT, and the tools necessary are available within the Liberty “intranet,” to which all franchisees have electronic access upon completion of EOT.

In our response dated April 26, 2013, we provided summary categories of services that we are obligated to provide to our franchisees per our franchise agreement.  We categorize the following from that list as initial services: EOT training, operations manual, site selection guidance, access to tax preparation software, access to marketing and advertising material.  All of these items are provided as part of EOT.  On an ongoing basis, the franchisee is obligated to pay us a royalty and marketing fee based upon a percentage of their revenue earned, and these ongoing fees compensate us for providing ongoing tax and technical support, yearly updates to tax software, corporate sponsored advertising and ongoing operational assistance.

Because there are no other significant initial franchisor obligations under the franchise agreement or otherwise that are not addressed by the time of completion of EOT, the test for substantial performance is met once the franchisee completes EOT.

With respect to franchisees that purchase multiple territories, note that the vast majority of the Company’s franchise sales are single territory sales.  As noted in Exhibit 1, the Company de-emphasized the selling of multiple territories to new franchisees years ago, and in fiscal 2012 the Company averaged 1.1 territories sold per new franchisee.  The Company’s current operating model encourages the selling of additional territories to current franchisees only after they have opened and successfully operated their initial territory.  An initial multi-territory purchaser is generally buying territories in the same geographic market and thus once they leave EOT, they begin to build their Liberty business in a single geographic market that is larger than the single territory.

b.              Excerpts from the Company’s Revenue Recognition Policies.

Per ASC 952-605-25-3

“If the franchise agreement does not require the franchisor to perform initial services but a practice of voluntarily rendering initial services exists or is likely to exist because of business or regulatory circumstances, substantial performance shall not be assumed until either the initial services have been substantially performed or reasonable assurance exists that the services will not be performed. The commencement of operations by the franchisee shall be presumed to be the earliest point at which substantial performance has occurred, unless it can be demonstrated that substantial performance of all obligations, including services rendered voluntarily, has occurred before that time.”

Confidential Treatment Requested by JTH Holding, Inc.	JTH007

Liberty Tax Service:

The Company’s franchise agreement requires the performance of significant initial services, as described above, and the Company does not have a practice of voluntarily rendering additional initial services not included in the franchise agreement. As noted above, the Company has substantially performed its obligations to the franchisee once the franchisee has completed EOT. The “presumption” indicated by ASC 952-605-25-3 is not applicable for two reasons. First, the guidance itself notes that the presumption is overcome by a demonstration of prior substantial performance, which is the case here.  Second, the commencement of operations by the franchisee is not the date on which a seasonal tax office opens for business, often in late December or January, but the date on which the franchisee commences business operations in the form of preparing for the tax season after completing EOT. Although the seasonal nature of the tax business generally means that the first paying customers for the next tax season arrive in January, the franchisee is an operating business well before the seasonal office opening date. The Company therefore believes its revenue recognition policy on individual franchise sales is also compliant with regard to ASC 952-605-25-3 (which may not even be applicable given the Company does not fall within the category established by the first sentence of that guidance and has already satisfied the “substantial performance” tests of ASC 952-605-25-2).

3.                                      Please provide additional detail regarding the allowance for refunds and allowances for bad debts.

The following tables provide disaggregated information regarding these accounts for the years shown:

	Allowance for Refunds
	Beginning		Write	Ending
Year	Balance	Expensed	Offs	Balance

2008	$2,699	$1,821	$(1,794)	$2,726

2009	2,726	1,193	(955)	2,964

2010	2,964	1,656	(1,459)	3,161

2011	3,161	1,206	(1,020)	3,347

2012	3,347	928	(1,202)	3,073

Confidential Treatment Requested by JTH Holding, Inc.	JTH008

	Allowance for Bad Debts
	Beginning		Write	Foreign	Ending
Year	Balance	Expensed	Offs	Currency	Balance

2008	$2,478	$3,553	$(2,939)	$47	$3,139

2009	3,139	4,266	(4,230)	(145)	3,030

2010	3,030	2,439	(3,224)	191	2,436

2011	2,436	3,732	(2,780)	99	3,487

2012	3,487	4,690	(4,390)	270	4,057

4.                                      Please provide a reconciliation of the amounts described in footnote 2 to the April 30, 2012 financial statements as franchisee-to-franchisee note assumptions to the information contained your May 22, 2013 response letter.

The following table provides the requested information:

Year ended
April 30, 2012
Franchisee
Notes cancelled	$5,252,000

Accounts and interest receivable cancelled	2,187,000

Franchisee to franchisee note assumptions	$7,439,000

5.             Please discuss the Company’s accounting for the $11.8 million of notes cancelled during the year ended April 30, 2012, as described in the acquisitions line of the table included in the response to prior comment 4 and contained in your May 22, 2013 response letter.

Notes cancelled related to acquisitions consist of the following for the year ended April 30, 2012:

Acquisition of franchise territories	$6,625,000
Acquisition of area franchise rights	5,202,000
Total	$11,827,000

For amounts included in the franchise territories category ($6.6 million), the Company intends to run an office as a Company-owned store until a buyer is found. The second category ($5.2 million) includes the acquisition of the area franchise rights of area developers. The Company acquires the assets of a franchisee or an area developer for a variety of reasons, including, instances in which the franchisee or area developer and the Company mutually agree for the Company to reacquire their interests, or in instances where they breach their agreement or default on the payment of amounts due the Company.  Because the notes receivable owed to the Company from franchisees and area developers are collateralized by the underlying franchise asset or area franchise right, the Company obtains the underlying assets to satisfy any franchisee obligations to the Company, while sometimes paying the franchisee in cash for any difference between the obligations and the fair market value of the reacquired rights.

Acquisition of franchisee territories

As noted in the Company’s May 22, 2013 response to comment 3 in your comment letter dated May 10, 2013, the Company’s standard franchise agreement provides for a franchisor option to purchase franchisee assets; however the Company has never used this option to force the acquisition of a franchisee’s assets.  The franchisor option contained in the franchise agreement is considered to represent a  significant premium to the fair market value of the franchisee’s business.

In 2012, in connection with the acquisition of franchisee territories, the Company acquired $8.0 million of customer lists (the principal asset of the acquired business) by paying $1.8 million in cash, cancelling notes and accounts receivable of $9.4 million, reducing the allowance for doubtful accounts by $1.2 million and reducing the interest allowance, due to AD and deferred revenue by $2.0 million.  These acquisitions fall into two categories:

Operating businesses - When the Company acquires the franchisee’s assets and operates the acquired assets as a company-owned store, these acquisitions are accounted for as a business combination.  All of the value of these businesses is in the value of the customer list and the value of the tangible assets (primarily furniture and other office equipment) being acquired is inconsequential. At the time of acquisition the Company records these acquisitions at fair market value.  If the consideration provided to the franchisee is only in the form of cancellation of accounts and notes receivable and it

Confidential Treatment Requested by JTH Holding, Inc.	JTH009

exceeds the fair value of the customer list, the excess is written off to the allowance for doubtful accounts taking into consideration the related allowance for uncollected interest, amounts due area developers, and related deferred revenue, if any.

Broken franchises (asset acquisition) — From time to time, a franchisee may “turn in the keys” to a territory and walk away from what was an operating business.  In these situations, while there is a customer list, the Company is often not being assigned the lease for the business location, or the employees of the location are not being transitioned to the Company and the Company has no contact information for them, or the location does not any equipment or signage.  In these situations the Company either walks away from the customer list, accounting for the territory as a repossession as discussed in our response to comment 2 above, or determines that the business can be reconstructed and sold as an operating business.  These broken franchises do not meet the criteria of a business as per ASC 805 and thus are accounted for as assets received in settlement of a collateral dependent loan.   The Company  records an asset at the lower of our cost or fair market value.

Acquisition of area franchise rights

The Company’s standard area developer’s agreement does not include a franchisor option to purchase the franchise right of an area developer. Thus, the acquisition of the franchise right of an area developer is not pursuant to a previously agreed-upon option.

In 2012, the Company acquired $7.8 million of area franchise rights by paying $2.9 million in cash, issuing short-term notes payable of $ 1.5 million, cancelling notes and accounts receivable of $5.2 million and reducing due to AD and deferred revenue by $1.8 million.

When franchise rights of an area developer are acquired, the Company has concluded these acquisitions do not meet the definition of a business combination and the acquisition is recorded at the cost of the acquired area franchise right. At the time of acquisition, the Company redeems any note and accounts receivable due from the area developer and records an area franchise right for lesser of the consideration given (cash plus the recorded value of any notes and accounts receivable), or the fair value if it is less than the consideration given. If the consideration given exceeds the fair value of the franchise right, the excess is written off to the allowance for doubtful accounts. The Company has historically not written off any amounts to the allowance for doubtful accounts related to the purchase of an area franchise right.

Confidential Treatment Requested by JTH Holding, Inc.	JTH010

We remain available to furnish information and respond to any further questions.

Very truly yours,

/s/ Mark F. Baumgartner
Mark F. Baumgartner
Chief Financial Officer

Confidential Treatment Requested by JTH Holding, Inc.	JTH011

Exhibit 1

Refunds as a Percentage of Franchise Revenue

*

Confidential Treatment Requested by JTH Holding, Inc.	JTH012